UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes a media release dated April 22, 2021.

Media Release Zurich, April 22, 2021

THESE MATERIALS ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN OR TO AUSTRALIA, CANADA, HONG KONG, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

THESE MATERIALS ARE NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO U.S. PERSONS (“U.S. PERSONS”) AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE SECURITIES OF CREDIT SUISSE GROUP AG OR ITS AFFILIATES DESCRIBED IN THESE MATERIALS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT.

Credit Suisse Group AG today announces that it has placed two series of mandatory convertible notes, convertible into a total of 203m shares

Zurich, April 22, 2021 – Credit Suisse Group AG today announces that it has placed two series of mandatory convertible notes (“MCNs”), Series A MCNs and Series B MCNs, which will be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively (together “the Offering”). Both series were placed to a selected group of core shareholders, institutional investors and ultra-high-net-worth individuals.

The Series A MCNs have already been placed and allocated directly with such investors.

The Series B MCNs were pre-placed to such investors but are being re-offered to existing shareholders of Credit Suisse Group AG by way of an offering of preferential subscription rights (“Rights”).

The investors have entered into definitive agreements to purchase any Series B MCNs not taken up by shareholders, thereby ensuring full placement of both series of MCNs.

As discussed in our earnings release published today, our capital position remained solid with a CET1 ratio of 12.2% and a CET1 leverage ratio of 3.8% as per the end of 1Q21. However, with the Offering, we expect to further strengthen our capital position in line with our intention to achieve a CET1 ratio of approximately13% and a minimum CET1 leverage ratio of 4%.

The MCNs will be issued by Credit Suisse Group (Guernsey) VII, Limited (the “Issuer”) on or around May 12, 2021, and will benefit from an unconditional and irrevocable guarantee by Credit Suisse Group AG of amounts due under them and, on a subordinated basis, the delivery of shares on their conversion. The MCNs will be mandatorily convertible at their 6 month maturity (but subject to early conversion upon the occurrence of certain events, as well as at the option of the holder after an initial 40-day period).

The MCNs’ conversion ratio will be their CHF-denominated principal amount divided by their conversion price, which will be set at an at-the-market discount of 5.0% to the average of the volume-weighted average price of Credit Suisse Group AG’s shares on April 22 and 23, 2021. Unless converted early at the option of the holder, the Issuer will pay a fixed interest amount on the MCNs at the time of their conversion equivalent to a rate of 3.0% per annum. The Issuer will also pay a floating interest amount on the MCNs to the extent any cash dividend or cash distribution is made by Credit Suisse Group AG to its shareholders after the pricing date but prior to the relevant conversion date.

Media Release Zurich, April 22, 2021

For the series B MCNs, Credit Suisse Group AG shareholders will be granted one Right for each registered share held after close of trading on April 27, 2021. The Rights will, subject to certain limitations based on residency, be exercisable from April 28, 2021 until May 6, 2021 at 12.00 noon (CEST).

The shares of Credit Suisse Group AG underlying the Series A MCNs will be issued from Credit Suisse Group AG's current conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs will be issued from Credit Suisse Group AG's current authorized capital. As the full amount of the current authorized capital is expected to be utilized for such issuance, the Board has decided to withdraw, at the Annual General Meeting 2021, its proposal for a moderate increase and the extension of the authorized capital.

Prohibition of Sales to EEA Retail Investors
The MCNs are not intended to be offered, sold or otherwise made available and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of the Markets in Financial Instruments Directive 2014/65/EU (as amended or replaced from time to time) (“MiFID II”), (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II, or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the MCNs or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the MCNs or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

Prohibition of Sales to UK Retail Investors
The MCNs are not intended to be offered, sold or otherwise made available and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”), (ii) a customer within the meaning of the provisions of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA that were relied on immediately before exit day to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA, or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the MCNs or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the MCNs or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

These materials are only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).  The MCNs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such MCNs will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on these materials or any of its contents.

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Katrin Schaad, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com

Important information

Credit Suisse has not finalized its 1Q21 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this document is subject to completion of quarter-end procedures, which may result in changes to that

Media Release Zurich, April 22, 2021

information.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 capital, CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
- our plans, targets or goals;
- our future economic performance or prospects;
- the potential effect on our future performance of certain contingencies; and
- assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
- the ability to maintain sufficient liquidity and access capital markets;
- market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
- the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
- the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
- potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
- the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
- adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
- the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;

Media Release Zurich, April 22, 2021

- the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
- the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
- the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
- political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
- the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
- the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
- the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
- operational factors such as systems failure, human error, or the failure to implement procedures properly;
- the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
- the adverse resolution of litigation, regulatory proceedings and other contingencies;
- actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
- the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
- the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
- the potential effects of changes in our legal entity structure;
- competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
- the ability to retain and recruit qualified personnel;
- the ability to maintain our reputation and promote our brand;
- the ability to increase market share and control expenses;
- technological changes instituted by us, our counterparties or competitors;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
- acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
- other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in Credit Suisse in our 1Q21 Earnings Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Annina Müller
Annina Müller
Date: April 22, 2021		Vice President